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                              June 10, 2020

       Peter Kolchinsky
       Chief Executive Officer
       Therapeutics Acquisition Corp.
       200 Berkeley Street
       18th Floor
       Boston, MA 02116

                                                        Re: Therapeutics
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 14,
2020
                                                            CIK No. 0001811764

       Dear Mr. Kolchinsky:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Form S-1

       Summary
       Initial Business Combination, page 5

   1. We note the disclosure that NASDAQ rules require that the initial business combination have an aggregate fair
market value of at least 80% of the value of the assets held in the trust account. We also
note the risk factor on page 60 that NASDAQ may delist your
                                                        securities from trading
on its exchange. Please revise the disclosure throughout the prospectus to clarify,
if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add
appropriate risk factor disclosure.
 Peter Kolchinsky
Therapeutics Acquisition Corp.
June 10, 2020
Page 2
Risk Factors, page 36

2. Please include risk factor disclosure that you may redeem unexpired warrants at a time that is disadvantageous to holders, or even though a holder fails to receive notice of redemption, which may force holders to exercise or sell warrants when they might otherwise wish to hold them, or to receive the nominal redemption price which is likely to be substantially less than the market value of the warrants. In addition, if you can call warrants for redemption even when they are not exercisable, for example, when the underlying shares have not been registered or exempt under state law, please describe this in a risk factor disclosing the risk that redemption could force holders to receive only the nominal redemption price, which would likely be substantially less than the market value of the warrant.
If we seek stockholder approval of our business combination ..., page 42

3. Please reconcile disclosure in this risk factor with disclosure elsewhere in your filing as to the limitation on the percentage of shares, 20% or 15%, that holders or groups of holders may redeem if you seek stockholder approval of your initial business combination.
Manner of conducting redemptions, page 90

4. Please reconcile disclosures on pages 26 and 90, and in the risk factor entitled "A public stockholder who fails to vote . . ." on page 57 as to whether public stockholders that do not vote for or against a proposed business combination will be entitled to redeem their shares.
Principal stockholders, page 113

5. We note your disclosure that immediately after the offering, your sponsor will beneficially own 20% of the common stock and will have the right to elect all directors prior to the initial business combination. Please explain how the sponsor will be able to elect all directors between the time of this offering and a business combination. In this regard, we note disclosure in the section entitled "Voting rights" on page 19 and on page 119 of your filing that you are required by Delaware law to hold an annual meeting of stockholders to elect directors and that in any matter submitted to a vote, holders of the public shares and the founder shares (or Class A and Class B shares) will vote together as a single class.
6. If the sponsor will have the right to elect all directors such that you will qualify as a controlled company under Nasdaq's corporate governance rules prior to the initial business combination, please disclose this and indicate whether you intend to rely on any
FirstName LastNamePeter Kolchinsky
       exemptions from the corporate governance rules that are available to a controlled
Comapany NameTherapeutics also include Corp.
       company. If so, please Acquisition appropriate risk factors discussing the implications of
June 10, 2020 Page 2 as a controlled company.
       the exemptions
FirstName LastName
 Peter Kolchinsky
FirstName LastNamePeter Kolchinsky
Therapeutics Acquisition Corp.
Comapany NameTherapeutics Acquisition Corp.
June 10, 2020
Page 3
June 10, 2020 Page 3
FirstName LastName
Redemption of Public Stockholders' Warrants for Cash, page 123

7. We note disclosure that you may call warrants for cash redemption once the warrants become exercisable, even if you are unable to register or qualify the underlying securities for sale under applicable state securities laws. Please reconcile this with the statement on page 122 that no warrant will be exercisable unless the shares underlying the warrant have been registered, qualified or deemed to be exempt under applicable state securities laws.
Redemption of Public Stockholders' Warrants for shares of Class A Common Stock, page 124

8. Please clarify how you will determine the number of shares to be issued to non-exercising warrant holders, if any, upon redemption of their warrants at a value of $0.10 per share.
9. Please clarify, if true, that the numbers of shares issuable upon exercise of warrants during the notice period for a redemption for shares of Class A common stock, as shown in the table on page 125, are net of the warrant exercise price, and that the exercise of any warrant during this period will be done on a cashless basis.
10. On page 126, you state that if you redeem the warrants when the shares of Class A common stock are trading below the exercise price, warrant holders could receive fewer shares of Class A common stock that they would have received "if they had chosen to wait to exercise their warrants . . ." Please explain what rights warrant holders have to
         "wait to exercise" their warrants once you have elected to redeem them, or revise to remove the implication that they could do so.
Redemption Procedures and Cashless Exercise, page 126

11. Please clarify, if true, that the cashless exercise procedure you describe in this section applies only in connection with redemptions for cash (when the market value of your common stock is at least $18 per share), described on page 123, rather than redemptions for shares of Class A Common Stock. We understand that the number of shares to be issued upon the exercise of warrants in connection with a redemption for Class A
         Common Stock is determined with reference to the table on page 125, rather than the formula described in this section.
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
 Peter Kolchinsky
Therapeutics Acquisition Corp.
FirstName LastNamePeter Kolchinsky
June 10, 2020
Comapany NameTherapeutics Acquisition Corp.
Page 4
June 10, 2020 Page 4
cc:       Dan Espinoza, Esq.
FirstName LastName